

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2019

Michael Piper
Chief Financial Officer
Liberty Tax, Inc.
1716 Corporate Landing Parkway
Virginia Beach, VA 23454

      Re: Liberty Tax, Inc.
          Preliminary Information Statement on Schedule 14C
          Filed August 1, 2019
          File No. 001-35588

Dear Mr. Piper:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Information Statement on Schedule 14C

General

1. It appears the amendment to your Articles of Incorporation to increase the number of authorized shares is necessary for you to satisfy the post-closing conditions of your business combination transaction with Buddy's Newco, LLC. Please revise your information statement to provide all of the information required by Items 11, 13 and 14 of Schedule 14A. Alternatively, tell us why you believe you are not required to provide some or all of this information in accordance with Item 1 of Schedule 14C and Note A of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: David Ghegan, Esq